Exhibit 3

Searchlight II HMT, L.P.

c/o Searchlight Capital Partners LLC

745 Fifth Avenue, 27th Floor

New York, New York 10151

May 9, 2022

VIA EMAIL

Gemini Latin Holdings, LLC

Peter Kern

Gato Investments LP

c/o InterMedia Partners, LP

228 Park Avenue South

PMB 67521

New York, NY 10003-1502

Attention: Mark J. Coleman, Esq.

Email: mcoleman@intermediaadvisors.com

Re: Matters Related to Gato Investments LP

Ladies and Gentlemen:

Reference is made to (i) that certain Amended and Restated Agreement of Limited Partnership of Gato Investments LP, a Delaware limited partnership (the “Partnership”), dated as of October 21, 2016 and amended on May 10, 2021 and December 15, 2021 (as may be further amended, restated, supplemented or otherwise modified from time to time, the “Partnership Agreement”), by and among Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), Searchlight II HMT, L.P., a Delaware limited partnership (the “Limited Partner”), and, solely with respect to his obligations under Sections 8.1, 8.6, 8.7 and 11.2(g) of the Partnership Agreement, Peter M. Kern (the “Principal”), and (ii) that certain Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of the date hereof, by and among Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), Hemisphere Media Holdings, LLC, a Delaware limited liability company, HWK Parent, LLC, a Delaware limited liability company (“Parent”), HWK Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 1”), and HWK Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of Merger Sub 1 (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), pursuant to which Parent will acquire all of the outstanding equity interests of the Company not owned by the Partnership in accordance with the terms and conditions set forth therein (the “Transaction”). Each of the General Partner, the Limited Partner, the Principal and the Partnership shall be referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement.

In connection with the Transaction, the Parties agree to the terms and conditions of this letter agreement (this “Letter Agreement”) which will govern, as applicable, the actions by, and the relationship among, the Parties with respect to the Merger Agreement, the Transaction, the Partnership, the Partnership Agreement and any document or agreement associated with any of the foregoing (each, a “Transaction Agreement” and, collectively, the “Transaction Agreements”), and the transactions contemplated hereby and thereby.

1.

Effectiveness. This Letter Agreement shall become effective on the date hereof and subject to the last sentence of this Section 1, shall terminate upon the earlier of (i) the date on which the Partnership Transfers Control (each as defined in the Partnership Agreement) to the Limited Partner (which shall only occur after receipt of all applicable approvals and consents required to be obtained under the Communications Laws and any other requisite Regulatory Approvals (as defined in the Partnership Agreement)); (ii) the termination of the Partnership Agreement pursuant to Section 11.2 thereof; and (iii) the failure to obtain the Required Company Stockholder Approval in accordance with Applicable Law and the certificate of incorporation and bylaws of the Company or the termination of the Merger Agreement pursuant to its terms; provided that any liability for such failure to comply with the terms of this Letter Agreement prior to the termination of this Letter Agreement, as applicable, shall survive such termination; provided, further, that, in the case of termination pursuant to clause (i) of this Section 1, this Letter Agreement shall survive until all or any portion of any merger consideration, termination fee, expense reimbursement or other payment (including, without limitation, the Company Termination Fee required to be paid by the Company to Parent pursuant to Section 8.03 of the Merger Agreement) is finally determined and paid in full; provided, further, that, in the case of termination pursuant to clause (iii) of this Section 1, the Partnership Agreement shall remain in full force and effect as of the date hereof. Notwithstanding anything to the contrary herein, the obligations of the Partnership and the Limited Partner set forth in Section 3, Section 4, Section 6, the last sentence of Section 9, Section 13, Section 14, and Section 17 shall survive the termination of this Letter Agreement.

2.	Pre-Closing Actions.

(a)

Prior to the Closing, except as expressly set forth in this Letter Agreement or except as otherwise prohibited or restricted by law or legal process, the Partnership shall take, and the General Partner and the Principal shall direct the Partnership to take, all actions in accordance with and as required by the Merger Agreement (and the other agreements related thereto); provided that, each of the Partnership, the General Partner or the Principal shall, prior to taking any material action, give two (2) Business Days’ advance written notice thereof to the Limited Partner, and the Limited Partner may, during such two (2) Business Day period, provide notice to the General Partner and the Principal that consent to such action is required from the Limited Partner and, in such case, the Limited Partner shall grant or withhold such consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that the General Partner or the Principal shall only be required to provide notice to the Limited Partner (and shall not be required to wait for any response, notice or consent from the Limited Partner pursuant to the first proviso of this Section 2.a) if (1) the General Partner or the Principal is required to take any action that is required by law or (2) such action is required pursuant to the Merger Agreement and any delay in action (or any withholding or conditioning of an action) would constitute a breach of any provision or term of the Merger Agreement; provided, further, that, in accordance with Section 6, the General Partner and the Principal shall be fully indemnified and held harmless for any actions (or inactions) taken (or not taken) at the direction of the Limited Partner or its affiliates. For the avoidance of doubt, the rights of the Parties under this Letter Agreement (other than the rights provided by Section 4 and Section 6) shall not apply to the Voting and Support Agreement, dated as of the date hereof, by and among the Company, the Partnership and Parent (the “Voting and Support Agreement”).

(b)

Subject to the last sentence of Section 5, following the satisfaction of the condition set forth in Section 7.01(a) of the Merger Agreement, if the General Partner and/or the Principal fail to take such actions when and as required pursuant to the terms of the Merger Agreement to (i) consummate the closing of the transactions contemplated by the Merger Agreement and (ii) satisfy any conditions to closing that theretofore remain unsatisfied, pursuant to Section 2.2(b) of the Partnership Agreement, to the extent permitted by law, the General Partner shall exercise its delegation rights set forth therein to the Limited Partner for the sole purpose of taking such actions when and as required pursuant to the terms of the Merger Agreement to consummate the closing and the transactions contemplated by the Merger Agreement; provided that such persons shall not make any regulatory filings (including with the SEC) on behalf of the Partnership without the prior consent of the General Partner (such consent not to be unreasonably withheld, conditioned or delayed) or take any action that could economically disadvantage the General Partner or the Principal (other than as it relates to the Partnership’s investment in the Company); provided, further, that (x) notwithstanding the foregoing and in accordance with Section 2.2(b) of the Partnership Agreement, the General Partner may revoke the delegation rights set forth above at any time and (y) for the avoidance of doubt, the delegation rights set forth above shall not apply to the Voting and Support Agreement.

(c)

Nothing in this Letter Agreement shall prohibit or restrict the General Partner or the Principal from lawfully (i) cooperating with, providing information to, causing information to be provided to, or otherwise assisting in an investigation by any Governmental Authority regarding a possible violation of any law; (ii) responding to any inquiry or legal process directed to the General Partner or the Principal individually from any such Governmental Authority; (iii) testifying, participating, or otherwise assisting in an action or proceeding by any such Governmental Authority relating to a possible violation of law; (iv) making any other disclosures that are protected under the whistleblower provisions of any applicable law; or (v) making disclosures to the General Partner’s or the Principal’s retained attorneys or advisors for the purposes of seeking advice relating to the matters referred to in this Letter Agreement. Nothing in this Letter Agreement requires the General Partner or the Principal to obtain prior authorization from the Partnership or the Limited Partner before engaging in any conduct described in items (i) through (v); provided that, to the extent practicable under the circumstances, the General Partner or the Principal shall notify the Limited Partner prior to engaging in any such conduct and reasonably consult with the Limited Partner and its attorneys and advisors with respect thereto.

(d)

Prior to the closing of the transactions contemplated by the Merger Agreement, the Parties acknowledge and agree that neither of them shall take, and they shall each cause their respective officers, directors, employees and representatives not to take, any actions or omit to take any actions in such Parties control that would constitute a breach of the Partnership Agreement and/or cause the winding up, dissolution or other termination of the Partnership in accordance and pursuant to Article 11 of the Partnership Agreement.

3.

Expense Reimbursement. Each Party agrees that any expense reimbursement to be paid by the Company to Parent under the Merger Agreement, and any other damages, costs, fees and expenses to be paid to Parent under or with respect to the Merger Agreement or the transactions contemplated thereby, shall (a) first be used to pay any Transaction Expenses (as defined below) not previously paid by the Limited Partner and (b) thereafter shall be allocated to the Limited Partner.

4.

Expenses. The Limited Partner shall pay all reasonable fees and expenses in connection with the Transaction and any out-of-pocket fees, costs and expenses incurred by the General Partner and the Principal (including the costs of third party advisors) in connection therewith (the “Transaction Expenses”) promptly upon the earlier of (a) the Closing Date and (b) the tenth (10) Business Days following the valid termination of the Merger Agreement in accordance with its terms.

5.

Regulatory Matters; Efforts. Each Party shall use its reasonable best efforts to supply and provide all information in its possession (which information shall be accurate in all material respects) required in connection with any filings or notifications made to or any Governmental Authority in connection with the Transaction, the Transaction Agreements and the transactions contemplated thereby (including all applicable approvals and consents required to be obtained under applicable Communications Laws and any other requisite Regulatory Approvals (as defined in the Partnership Agreement)) and shall use reasonable best efforts to take such other actions as are required to cause Parent and each Merger Sub to comply with Section 6.03 (Appropriate Action; Consents; Filings) and Section 6.04 (Proxy Statement; Company Stockholder Meeting) of the Merger Agreement. Each Party shall use its reasonable best efforts to respond in a prompt manner to any requests from any Governmental Authority in connection with or in response to any such filings or notifications. Notwithstanding the foregoing, (a) any disclosure of such information shall be done in a manner consistent with applicable law, (b) any Party may, as it deems advisable or necessary after consultation with its legal advisor, reasonably designate any confidential or competitively sensitive information as for “outside counsel only,” and (c) materials provided to a Party or its counsel may be redacted to remove references concerning the valuation for the transactions contemplated by the Transaction Agreements. Notwithstanding anything to the contrary herein, nothing herein shall require a Party or any of its Affiliates (other than Parent) to take any action in connection with obtaining any Governmental Authority clearance required for the consummations of the Transaction other than providing the information pursuant to this Section 5 and responding to any requests for information from Parent or the Company that may be required in connection with any filings with any Governmental Authority. In no event shall the Principal or the General Partner be obligated to (1) disclose any confidential or proprietary information that does not relate to the Company or the Partnership to any Governmental Authority (unless required by law) or any other person in connection with the transactions contemplated by the Transaction Agreements nor will the Principal or the General Partner be required to disclose any information of the Principal or the General Partner that is unrelated to the Partnership or (2) take any action relating to the General Partner or the Principal’s assets or properties not relating to the Partnership’s investment in the Company.

6.	Indemnification; Exculpation.

a.

From and after the date hereof, the Limited Partner, and following the Closing, the Company (the “Indemnifying Parties”), shall and hereby will jointly and severally defend, indemnify and hold harmless each of the Partnership, the General Partner, the Principal and InterMedia Partners LP and each of their respective officers, directors, employees and representatives (each, an “Indemnified Party”) from and against, and reimburse each of the Indemnified Parties for all Liabilities of whatever nature and however arising that any Indemnified Party may suffer or incur, or become subject to, arising out of, relating to or as a result of the Transactions, this Letter Agreement (other than a dispute between the parties hereto relating to this Letter Agreement), the Merger Agreement or any claim, issue or matter therein, unless determined by a final non-appealable decision of a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s bad faith, willful misconduct, willful and material breach or fraud; provided, however, that nothing set forth in this Section 6 shall affect the ability of the Limited Partner to enforce its rights and remedies under this Letter Agreement or the Partnership Agreement in accordance with the terms hereof or thereof.

b.

In addition to, and without regard to any limitations on, the indemnification provided for in Section 6.a of this Letter Agreement, the Indemnifying Parties shall and hereby will defend, indemnify and hold harmless the Indemnified Party against all judgments, penalties, fines, amounts paid in settlement and expenses actually and reasonably incurred by the Indemnified Party, or on the Indemnified Party’s behalf, if the Indemnified Party is, or is threatened to be made, a party to or participant in any Proceeding (including a Proceeding by the Partnership) relating to the Transactions (other than a dispute between the parties hereto relating to this Letter Agreement), unless determined by a final non-appealable decision of a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s bad faith, willful misconduct, willful and material breach or fraud.

c.

The Limited Partner further agrees that none of the Indemnified Parties, will have any Liability to the Limited Partner or its respective affiliates, directors, officers, employees, agents, creditors or limited partners, directly or indirectly, related to or arising out of, or in connection with, this Letter Agreement, any related document or any matter referred to in, this Letter Agreement (including the Transaction Agreements), unless such Liability has been finally judicially determined to have resulted primarily from actions taken or omitted to be taken by such Indemnified Party where such action or omission constitutes bad faith, willful misconduct, willful and material breach or fraud.

d.	For purposes of this Section 6:

i.

“Liabilities” shall mean all claims, liabilities, obligations, charges, expenses or costs (including but not limited to reasonable and documented costs of investigation and defense and reasonable and documented attorneys’ and experts fees), damages, losses, judgments, orders, decrees, fines and penalties, including but not limited to, any of the foregoing that arise out of, are in respect of or relate to or occur as a direct or indirect consequence of any Proceeding, or of compliance with any judgment, order or decree issued or entered in connection with any Proceeding or any settlement agreement, stipulation or consent decree entered into or issued in settlement of any Proceeding, but excluding punitive damages and consequential damages resulting from any Proceeding or the settlement, judgment, or result thereof, except in each case, to the extent payable to a third party.

ii.

“Proceeding” includes any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by or in the right of the Company, the Partnership or otherwise and whether civil, criminal, administrative or investigative, in which an Indemnified Party was, is or will be involved as a party or otherwise, by reason of the fact that such Indemnified Party is or was an officer or director of the Company or the General Partner of the Partnership, by reason of any action taken by him or of any inaction on his part while acting as an officer or director of the Company or as the General Partner of the Partnership in connection with the transactions contemplated by the Transaction Agreements.

The provisions of this Section 6 are in addition to any other indemnification provisions in favor of the Indemnified Parties.

7.

Press Release; Communications. Unless otherwise required by law or the rules of any stock exchange or regulatory authority (including a self-regulatory organization), no Party or any of its Affiliates may issue any press release or otherwise make any public announcement or comment relating to the Transaction without prior coordination with (including allowing the other Parties a reasonable opportunity to comment on such press release or other public announcement or comment in advance of the issuance or publication thereof), and the prior written consent of, the other Parties; provided that no Party shall use any other Party’s or its Affiliates’ names, trademarks, or service marks (including, without limitation, the use of the Principal’s name), in each case, in connection with any press release or other public announcement or comment without the consent of the applicable Party (such consent not to be unreasonably withheld, conditioned or delayed); provided, further, that, notwithstanding the foregoing, the Parties may use information disclosed in public filings by the Company with the Securities and Exchange Commission or contained in press releases or public communication by other Parties on such Parties’ websites; provided, further, that it is agreed by the Parties that the General Partner or the Principal, in response to a press inquiry relating to the Transaction, may respond to any such press inquiry relating to the Transaction to disclose the fact that neither the General Partner nor the Principal are initiating the Transaction. The Parties further agree that in no event shall the initial press release or other public announcement relating to the Transaction be issued without the prior review and consent (with consent via email being sufficient) of the General Partner and the Principal (such consent not to be unreasonably withheld, conditioned or delayed).

8.	Representations, Warranties and Covenants of Each Party. Each Party hereby represents and warrants, severally and not jointly, as of the date hereof and as of the Closing Date, that:

(a)

(i) The execution, delivery and performance of this Letter Agreement have been duly authorized by all necessary corporate or other organizational action by such Party and (if such Party is an entity) do not contravene any provision of such Party’s charter, partnership agreement, operating agreement or similar organizational documents or any Law or contractual restriction binding on such Party or its assets, and this Letter Agreement has been duly executed and delivered by such Party, (ii) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority reasonably necessary for the due execution, delivery and performance of this Letter Agreement by such Party have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Letter Agreement, and (iii) this Letter Agreement constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally, or by general principles of equity).

(b)

Each Party specifically understands and agrees that no Party has made or will make any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby, and each Party explicitly disclaims any warranty, express or implied, with respect to such matters. In addition, each Party specifically acknowledges, represents and warrants that it is not relying on any other Party (i) for its due diligence concerning, or evaluation of, the matters contemplated hereby, (ii) for its decision with respect to entering into this Letter Agreement or (iii) with respect to tax and other economic considerations involved in the matters contemplated hereby.

9.	Amendments to the Partnership Agreement. In connection with the Merger Agreement and the Transaction, the Partnership Agreement is hereby amended as follows:

(a)	The definition of “Expiration of Term” in Section 1.1 (Definitions) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Expiration of Term” shall mean December 31, 2023, provided that if, on or prior to such date, a definitive agreement providing for a Change of Control Transaction has been entered into and such agreement remains in effect on December 31, 2023, then the Expiration of Term shall mean the earlier of (x) the date on which such transaction is consummated, (y) the date on which such definitive agreement is terminated in accordance with its terms and (z) the last day of the 180-day period following December 31, 2023; provided, further that such 180-day period shall be automatically extended for an additional 90 days if (A) such extension is required solely for purposes of obtaining any governmental consents and/or approvals required to consummate such transaction and (B) the General Partner reasonably determines in good faith (which determination the General Partner shall convey to the Searchlight Limited Partner in writing (which may be via email) prior to the end of such 180-day period) that such governmental consents and/or approvals are reasonably likely to be obtained within such additional 90-day period.

(b)	Clause (a) of the definition of “Restructuring Event” in Section 1.1 (Definitions) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

(a) the volume-weighted average price per share of Class A common stock, par value $0.0001 per share, of HMG (“Class A Shares”) on the Nasdaq Global Market during the regular trading session (and excluding pre-market and after-hours trading) over any one hundred twenty (120) consecutive trading days is below $3.00 per Class A Share;

(c)	Clause (c) of the definition of “Restructuring Event” in Section 1.1 (Definitions) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

(c) entry into any Related Party Transaction involving an amount in excess of $250,000 individually, or entry into any Related Party Transactions involving amounts in excess of $500,000 in the aggregate (other than any Related Party Transaction by the Partnership or its Affiliates to (i) acquire the remaining equity interests in the Company not owned by the Partnership, (ii) sell all of the equity interests in, and the business of, Pantaya, LLC, a Delaware limited liability company, or (iii) acquire all of the equity interests in Univision of Puerto Rico, Inc.); provided that the Searchlight Limited Partner shall first have notified the Independent Directors in writing that it believes such event has occurred and, if such event is capable of being cured such that the Related Party Transaction is voided in its entirety without any liability or obligations in connection therewith, HMG shall not have cured such event within ten Business Days of receipt of such notice by the Independent Directors;

(d)	Clause (g) of the definition of “Restructuring Event” in Section 1.1 (Definitions) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

(g) (i) with respect to any bona fide third-party proposal for a Change of Control Transaction (for the avoidance of doubt, that was not made by any of the Investor Parties (as defined in the Stockholders Agreement) or any of their respective Affiliates) brought to the attention of the HMG board of directors or any committee thereof, (x) the Searchlight Limited Partner and the Searchlight Directors determine in good faith that such transaction would be reasonably capable of being agreed upon in a timely manner and on the terms proposed, if the potential counterparty were provided access to confidential information, management interviews and other due diligence customary for a transaction of the type being proposed, and (y) the Searchlight Limited Partner notifies the General Partner that such determination has been reached and (z) the Searchlight Directors, acting in their capacity as members of the HMG board of directors and in a manner consistent with the fiduciary duties to HMG and its stockholders that are applicable to all of HMG’s directors, vote for, or if no vote of directors of HMG is otherwise sought for such Change of Control Transaction, otherwise indicate in writing their support for pursuing, such Change of Control Transaction, and (ii) the General Partner and/or a majority of the board of directors of HMG oppose pursuing (or the continued pursuit of) such proposed Change of Control Transaction or withhold or withdraw their support for such proposed transaction; provided that no Restructuring Event will be deemed to have occurred pursuant to this clause (g) if the event giving rise thereto involved a breach by any Searchlight Person of Section 3.9(b) or Section 3.12 of the Stockholders Agreement;

For the avoidance of doubt, the execution and delivery of the Merger Agreement, the actions related thereto and the transactions contemplated thereby shall not constitute a Restructuring Event or a Termination Event under the Partnership Agreement; provided that, notwithstanding the foregoing, the Parties hereby waive any Termination Event resulting from the execution and delivery of the Merger Agreement, the actions related thereto and the transactions contemplated thereby; provided, further, that, notwithstanding the foregoing, the closing of an Acquisition Proposal constituting a Superior Proposal shall be deemed a Restructuring Event and a Termination Event under the Partnership Agreement.

In addition, for so long as the Partnership continues to exist, the Partnership shall remain obligated to pay the Management Fee (as defined in the Partnership Agreement) and reimburse the General Partner for its Partnership Expenses (as defined in the Partnership Agreement); provided that, pursuant to Section 3.1 of the Partnership Agreement, the Management Fee payable for 2023 (or thereafter) with respect to any period shorter than a calendar year shall be prorated based on the actual number of days in such period, and within ten (10) Business Days (as defined in the Partnership Agreement) following the occurrence of a Termination Event (as defined in the Partnership Agreement), and following receipt of wiring instructions in writing from the Limited Partner, the General Partner shall or shall cause its designee to reimburse to the Partnership, and the Partnership shall distribute to the Limited Partner, the prorated Management Fee for the remainder of the calendar year in which such Termination Event occurred.

10.

Post-Closing Matters. The Parties hereby agree that, following the Closing, (i) the General Partner shall remain the general partner of the Partnership until such time of receipt of all applicable approvals and consents required to be obtained under the Communications Laws with respect to the Transfer of Control of the Company to the Limited Partner (the “SCP Regulatory Clearance”); (ii) upon the Limited Partner’s request, the Partnership will begin obtaining the Regulatory Approvals (as defined in the Partnership Agreement) and use its reasonable best efforts to obtain as promptly as practicable such Regulatory Approvals (as defined in the Partnership Agreement), (iii) after receipt of the SCP Regulatory Clearance and any other requisite Regulatory Approvals (as defined in the Partnership Agreement), the Partnership shall, and the General Partner and the Principal shall cause the Partnership to, Transfer Control of the Company to the Limited Partner; and (iv) the Transfer of Control of the Company to the Limited Partner shall trigger the winding up of the Partnership pursuant to Section 11.2 of the Partnership Agreement (clauses (i), (ii), (iii) and (iv), collectively, the “Post-Closing Sequencing”).

11.

Additional Documentation and Amendments. Each Party shall use its commercially reasonable efforts to enter into, or cause the amendment (or further amendment, as applicable) of, any relevant agreements (including, without limitation, the Partnership Agreement, the limited liability agreement of the General Partner and the Investment Advisory Agreement, dated as of October 21, 2016, by and among the Partnership, the General Partner and InterMedia Advisors, LLC, a Delaware limited liability company), as applicable, governing the ownership of securities in the Company and control and governance of the Partnership to (a) give effect to the principles contained in this Letter Agreement (including, without limitation, the Post-Closing Sequencing) and the intent of the Parties hereunder and (b) as reasonably necessary to consummate the Closing of the Transaction and to subsequently Transfer Control of the Company from the Partnership to the Limited Partner.

12.

Further Assurances. The Parties agree that this Letter Agreement sets forth the intentions of the Parties with respect to the subject matter contained herein. Following the date hereof, the Parties shall work in good faith in order to take any additional steps necessary to reflect the principles set forth in this Letter Agreement and given effect to the intent of the Parties hereunder.

13.

Miscellaneous. The provisions of Sections 12.3 (Severability), 12.8 (Rule of Construction), 12.12 (Governing Law; Jurisdiction) and 12.17 (Counterparts) of the Partnership Agreement shall apply to this Letter Agreement, mutatis mutandis. This Letter Agreement may be amended or modified only with the prior written consent of the Parties. Nothing expressed or mentioned in this Letter Agreement is intended or shall be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under, in or in respect of this Letter Agreement or any provision herein contained.

14.

Notices. Any notice or other communication required or permitted under this Letter Agreement shall be deemed to have been duly given and made (a) if in writing and served by personal delivery, (b) if delivered by email (if receipt is not confirmed via return email, the effective date of notice is the date of the original email), or (c) if delivered by certified mail, registered mail or courier service, return-receipt received, in each case, to the Party for whom it is intended at the address set forth below, with copies sent to the Persons indicated:

If to the Limited Partner, to:

Searchlight Capital Partners, L.P.
745 Fifth Avenue, 26th Floor
New York, New York 10151
Attention:	Adam Reiss
Nadir Nurmohamed
Email:	areiss@searchlightcap.com
nnurmohamed@searchlightcap.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Attention:	David S. Allinson
David Beller
Email:	david.allinson@lw.com
david.beller@lw.com

If to the General Partner, the Principal or the Partnership, to:

c/o InterMedia Partners, LP
228 Park Avenue South
PMB 67521
New York, NY 10003-1502
Attention:	Mark J. Coleman, Esq.
Email:	mcoleman@intermediaadvisors.com

with a copy (which shall not constitute notice) to:

Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
Attention:	Andrew W. Ment
Email:	ament@cov.com

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 14.

15.

Specific Performance. The Parties agree that irreparable damage would occur, and that the Parties would not have any adequate remedy at law, in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the Transaction). It is accordingly agreed that the Parties shall only be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Letter Agreement and to specifically enforce the terms and provisions of this Letter Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Letter Agreement and to enforce specifically the terms and provisions of this Letter Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

16.

Non-Recourse. This Letter Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Letter Agreement, or the negotiation, execution or performance of this Letter Agreement may only be made against the entities that are expressly identified as Parties and no Non Party Affiliates (as defined below) or other Person shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. For purposes of this Letter Agreement, “Non Party Affiliates” shall mean the Parties’ current and future affiliates, assignees, stockholders, general and limited partners, controlling persons, directors, officers, employees, agents, attorneys and other Representatives.

17.	Release.

a.

As an inducement to the Partnership, the General Partner and the Principal (the “Released Parties”) to enter into this Letter Agreement and each of the other documents to which it will be a party and consummate the transactions contemplated hereby and thereby and for other good and sufficient consideration, the Limited Partner, with the intention of binding itself and its Affiliates, assigns and any other person claiming by, through or under any of the foregoing (the “Releasors”), does hereby irrevocably release, acquit and forever discharge the Released Parties and each of its past and present affiliates and representatives, and all persons acting by, through, under or in concert with such persons (the “Releasees”), of and from any and all legal proceedings, demands, debts, promises, liabilities and losses of any nature whatsoever, known or unknown, suspected or unsuspected, fixed or contingent, direct, derivative, vicarious or otherwise, whether based in contract, tort or other legal, statutory or equitable theory of recovery, each as though fully set forth at length herein (collectively, a “Claim”), which the Releasors now have or may hereafter have against the Releasees, or any of them, by reason of any matter, cause, act, omission or thing whatsoever in any way arising out of, based upon, or relating to the Released Parties’ involvement with the Transaction (subject to Section 17b, the “Released Matters”); provided, however, that nothing set forth in this Section 17 shall affect the ability of the Limited Partner to enforce its rights and remedies under this Letter Agreement or the Partnership Agreement in accordance with the terms hereof or thereof (including, in each case, for bad faith, willful misconduct, willful and material breach or fraud) (a “Permitted Claim”). The Limited Partner represents and warrants to each Released Party that neither it nor its affiliates has filed, and the Limited Partner shall not, and shall cause its affiliates not to, file or otherwise seek to assert or assist any other person in filing or otherwise seeking to assert, nor as of the date hereof has, any Claim arising out of or based upon any of the Released Matters against any of the Releasees (other than any Permitted Claim).

b.

Notwithstanding the foregoing, nothing in this Letter Agreement shall be interpreted to release the Released Parties from any of their respective obligations to the Limited Partner under this Letter Agreement or the Partnership Agreement (including, in each case, for bad faith, willful misconduct, willful and material breach or fraud).

18.

No Third Party Beneficiaries. Nothing in this Letter Agreement shall confer any rights, remedies or claims upon any Person not a Party or a permitted assignee of a Party, except that the Indemnified Parties shall be third party beneficiaries of Section 6.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Please confirm that the foregoing is in accordance with your understanding by signing and returning a copy of this Letter Agreement.

Sincerely,

SEARCHLIGHT II HMT, L.P.

By: Searchlight II HMT GP, LLC, its general partner

By:	/s/ Adam Reiss
Name: Adam Reiss
Title: Authorized Person

[Signature Page to Gato Letter Agreement]

Accepted and Agreed:

GEMINI LATIN HOLDINGS, LLC

By:	/s/ Peter Kern
Name: Peter Kern
Title: Managing Member

GATO INVESTMENTS LP

By:	Gemini Latin Holdings, LLC,
its general partner

By:	/s/ Peter Kern
Name: Peter Kern
Title: Managing Member

/s/ Peter Kern
PETER M. KERN

[Signature Page to Gato Letter Agreement]